SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

CTI MOLECULAR IMAGING, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall

General Counsel and Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, Tennessee 37932

(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Nils H. Okeson

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CTI Molecular Imaging, Inc., a Delaware corporation (the “Company” or “CTI”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on April 1, 2005, as amended and supplemented to date, with respect to the cash tender offer by MI Merger Co., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a German corporation (“Siemens AG”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company, including the associated Series C Junior Participating Preferred Stock Purchase Rights (together, the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on April 1, 2005 and the initial offering period expired at 12:00 midnight, New York City time, on Thursday, April 28, 2005.

ITEM 8. ADDITIONAL INFORMATION

The disclosure set forth under Item 8 is hereby amended and supplemented as follows:

Subsequent Offering Period. The initial offering period of Purchaser and Parent’s Offer to purchase all of the outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Thursday, April 28, 2005. Purchaser was advised by Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), that approximately 39,088,810 Shares (not including 5,770,176 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 80.5% of all outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Accordingly, on April 29, 2005, Purchaser announced that it accepted for payment all such Shares validly tendered and not withdrawn prior to the expiration of the initial offering period for the Offer. Purchaser notified the Depositary to pay promptly for the tendered and accepted Shares.

On April 29, 2005, Parent and the Company issued a press release announcing the commencement of a subsequent offering period for all remaining untendered Shares commencing on Friday, April 29, 2005 and expiring at 5:00 p.m., New York City time, on Wednesday, May 4, 2005, unless further extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholder promptly after acceptance. Stockholders who tender during the subsequent offering period will be paid the same $20.50 per Share consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Purchaser and Parent may extend the subsequent offering period, and if the subsequent offering period is extended, Purchaser will notify the Depositary for the Offer and issue a press release prior to 9:00 a.m., New York City time on the first business day following the date the subsequent offering period was scheduled to expire. The full text of the press release issued by Parent and the Company is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 9. EXHIBITS.

The following Exhibit is filed with this Amendment No. 5 to the Statement:

Exhibit	Description
(a)(11)	Joint Press Release issued by Parent and the Company on April 29, 2005, announcing the subsequent offering period (incorporated herein by reference to Exhibit (a)(12) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 29, 2005)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2005

CTI MOLECULAR IMAGING, INC.

By:	/s/ RONALD NUTT
Name:	Ronald Nutt, Ph.D.
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
(a)(11)	Joint Press Release issued by Parent and the Company on April 29, 2005, announcing the subsequent offering period (incorporated herein by reference to Exhibit (a)(12) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 29, 2005)